InterVideo, Inc. 46430 Fremont Blvd. Fremont, CA 94538

July 11, 2005

VIA OVERNIGHT MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Mr. Craig Wilson

              Mr. Patrick Gilmore

              Mr. Robert Benton

Re:	InterVideo, Inc.
Item 4.01 Form 8-K
Filed June 16, 2005
File No. 000-49809

Dear Mr. Wilson:

Reference is made to that certain letter, dated July 5, 2005, from the Securities and Exchange Commission (the “SEC”) addressed to InterVideo, Inc. (“InterVideo”) regarding the staff comments on the Form 8-K filed on June 16, 2005 by InterVideo.

Listed below are InterVideo’s responses to the comment letter. The responses are numbered to correspond with the numbering in the comment letter.

1.	InterVideo will supplementally submit relevant excerpts of the communications made by InterVideo and KPMG LLP, InterVideo’s former independent registered public accounting firm, to InterVideo’s Audit Committee. The communications from KPMG LLP were made as a result of their findings related to their audit of InterVideo’s financial statements and internal control over financial reporting for the year ended December 31, 2004. These communications were excerpted from the following documents:

•	Management’s Agenda for the March 29, 2005 Audit Committee Meeting.

•	Year-End Audit Required Communications to the Audit Committee of InterVideo, dated March 29, 2005.

•	KPMG’s Letter of Material Weaknesses and Significant Deficiencies identified during the audit of Internal Control over Financial Reporting, addressed to the Audit Committee of InterVideo, dated May 2, 2005.

These materials will be submitted in accordance with Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 418(b) under the Securities Act of 1933 and shall not be deemed filed by InterVideo. In the supplemental submission, counsel for InterVideo will request, pursuant to Rule 12b-4 and Rule 418(b), that the materials furnished as supplemental information be returned to counsel for InterVideo upon completion of the Staff’s review of such information.

2.	There were no adjusting journal entries that were recorded as a result of the material weaknesses identified that were in existence as of December 31, 2004. Furthermore, as was the case with the audit performed as of December 31, 2004, InterVideo typically records all proposed audit adjustments and therefore does not have any unrecorded proposed adjustments as of that date.

3.	As required, on July 7, 2005, InterVideo filed a separate Form 8-K announcing the engagement of its new independent registered public accounting firm. InterVideo believes that the Form 8-K complied with the requirement of Regulation S-K Item 304(a)(2) and disclosed that neither InterVideo nor anyone acting on its behalf had consulted with the new independent registered public accounting firm for the applicable periods through the date of engagement.

Additionally, as requested in the comment letter, I would like to acknowledge the following on behalf of InterVideo:

•	InterVideo is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	InterVideo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you should have any additional comments or concerns, please direct them to my attention. My phone number is (510) 979-7386 and my fax number is (510) 651-2552.

Thank you.

Best Regards,

/s/ Randall Bambrough
Randall Bambrough
InterVideo, Inc. Chief Financial Officer

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